Back to Form 8-K
Exhibit 17.1

April 21, 2010

The Board of Directors
WellCare Health Plans, Inc.
6800 North Dale Mabry Highway
Suite 168
Tampa, Florida 33614

Dear Colleagues,

I write, with a heavy heart, to tender my resignation from the Board of Directors of WellCare Health Plans, Inc. I take no pleasure in undertaking this unpleasant but necessary duty to bring certain facts to your attention and that of our shareholders.

The Firm’s Nominating and Corporate Governance Committee acted against the best interest of our shareholders in not renominating me to the Board. First, much work remains to be done to ensure that the company is governed by the highest finance and accounting standards, work that can only be done by those, like me, who not only have extensive experience in health insurance accounting but also understand the unique needs of our firm. Nevertheless, the NCG Committee disregarded my request to remain for an additional year to see the work through. Rather, for years, news of my impending removal from the Board has filtered through the executive ranks, potentially seriously compromising my ability to discharge my oversight activities as Chair of the Audit Committee. Second, the NCG Committee ignored facially credible evidence of an improper voting agreement among certain directors, who comprised half of the NCG Committee, to take control of the Board. Third, it is likely that conspiring directors decided not to re-nominate me to the Board simply because of my vigorous and uncompromising pursuit of the interests of our shareholders and members.

1.     As you know, the Firm faces serious challenges in fulfilling its responsibilities to its stakeholders. For the past three months, WellCare has consistently underperformed its competitors and the market as a whole. SmarTrend, a market analysis firm, issued a Downtrend warning for WellCare and, in early March, called it “one of today’s worst performing stocks.” In contrast, SmarTrend issued an Uptrend for other healthcare competitors AmeriGroup, Centene, Coventry, and United Health. Compared to the peer companies, WellCare has the lowest operating margin. Too many of our customers share this concern. WellCare was recently subjected to CMS sanctions for a “longstanding and persistent failure to comply with CMS’ requirements.” Although the sanctions have now been lifted, we remain the subject of “targeted monitoring and heightened surveillance and oversight of all” operational areas during 2010. And our members’ interests have surely not been served by the long absence of a chief medical officer in the firm.

               I have been committed to remaining on WellCare’s board to help address these and other challenges. For instance, I finally convinced the Board to create the Health Care Quality and Access Committee and the Regulatory Compliance Committee, both of which I think are critical to ensure the highest quality health care through the best corporate governance.

               Much work remains to be done, however. WellCare recently has had significant turnover in its accounting personnel, and the Board is short of the institutional knowledge needed to oversee this important area. Specifically, our Chief Accounting Officer has only been on the job since January of this year, and the internal auditor has been with us only since February 2009. And knowledgeable people in the company have expressed concern about the accounting skills of our relatively new Chief Financial Officer. An experienced and knowledgeable Chair of the Audit Committee is needed to oversee the transition.

WellCare’s success depends on the company’s financial performance, as well as its quality of service. Our most recent medical health benefit ratio was below the 85% required by the new health reform legislation. If this trend continues, we risk significant sanctions, including prohibitions on enrolling new members. On the other hand, were we to succeed in bringing the ratio up to 85%, the firm’s reliance on costly manual procedures in its financial functions make it difficult to control our high G&A percentages and to earn a reasonable return on the equity of our shareholders.

Several examples highlight the need for continuing, knowledgeable oversight of the Firm’s finance and accounting functions. WellCare’s internal auditor found that the company had yet again misstated capitation expenses, resulting in and overbilling the State of Illinois by $1 million. Similar and more significant problems arose with the accounting for the Kick program. An audit report on the Georgia Cash Disbursement Journal which found that the company had not met the requisite standards for documenting, communicating, and adhering to the guidance provided by the Department of Community Health resulted in a fine of $610,000 in 2009. The identification of these problems underscores the continuing issues in our accounting and finance functions and difficulties in remediating them.

Overseeing the infrastructure needed to correct these recurring issues and ensuring that the long term interests of our members and shareholder are protected in the process are the only reasons why I want to remain on this Board, even though it has become painfully obvious that some do not want me here.

2.            The NCG Committee ignored facially credible evidence of an unlawful agreement among at least Chairman Chuck Berg, Director Chris Michalik, and Lead Director Hickey to seize control of the Board regardless of the best interests of shareholders. During a January 2008 conference call, Messrs. Berg, Hickey, Michalik and others discussed an agreement to take control of the Board, something they felt they could not accomplish with me as a director. Mr. Berg’s personal counsel, who participated in the call, made clear that the agreement was express and that he was conscious of its impropriety: “if Chuck and Heath are added to the board, and you’re right those numbers change, you will have a majority with simply Kevin, Chris and Neil agreeing in advance – you know we got to be careful here to make sure.”

Even after counsel for the Special Committee advised that such an agreement would be an unlawful violation of fiduciary duties to act in the best interests of shareholders, Mr. Berg was explicit in restating the commitment: “I understand but I want to be candid that we have this agenda we are playing out to get rid of these inappropriate people – any good person is going to say well call me when this shit mess is sorted out.” (The only legal counsels present were Mr. Berg’s personal counsel and counsel for the Special Committee, neither of whom represented the Board nor the Company, although both advised on Board and Company actions.)

The agreement was made likely in part in response to my diligent performance of my fiduciary duties as Chair of the Audit Committee. The reason given in the January 2008 call for the concerted effort to remove me was a complaint that I had tried to obtain briefings for the Audit Committee on the progress of the Special Committee’s investigation. Not only were such briefings necessary for the Audit Committee to perform its function, they were specifically contemplated by the Special Committee’s charter: “make periodic reports to the Board and to the Company’s audit committee as may be requested by the Board or the Company’s audit committee or as may be appropriate.”

When counsel advised that, even with the voting agreement, the Board does not have the power to remove a sitting director, Mr. Berg conceived an alternative tactic: “We would like for you to step down now as opposed to being forced. We could fill this chair now. My instinct and I could be wrong on this, is put the right way she will resign and not expect renomination and therefore leave early to allow a new person in.” Mr. Berg also asserted that the group would marginalize and intimidate me by adding new members until they had the necessary votes to gain control.

As some of you may recall, I raised concerns about this call to the Board in January 2008. All the participants pledged nothing but goodwill going forward. For the sake of the Firm and our shareholders, I wanted to take our colleagues at their word then and continued to do so, despite continual reports of my imminent removal from the Board. But here we are with the same cast, reading from the same script, just two years later. The three directors making the agreement in the January 2008 call are the directors remaining on this Board, with Mr. Hickey and Mr. Michalik comprising half of the NCG Committee.

A colleague on the Board recently gave my counsel a confidential transcript of that call that confirmed my worst suspicions. Although my counsel brought the matter to the attention of the NCG Committee and asked it to reconsider its role in effectuating this improper agreement, the NCG Committee instead recommended to this Board for approval a proxy solicitation that states, “Director[] Regina Herzlinger [is] not standing for re-election at the Annual Meeting.” This statement is flatly false.

3.             I believe that the effort to remove me from the Board stems from some improper motives. Mr. Berg was explicit: “I think every time Chris and Neil put aside time and get on the phone with Regi in these long calls they want to kill themselves and I think I have very little prospect that we can attract new great directors if one of the things they have to do is sit and deal with that woman.” I have served on a number of boards and am currently considering joining others. Needless to say, I have never been dismissed as “that woman” even where, as here, I am the sole female director on the board. In the pursuit of shareholder and member interests, I will ask hard questions and persist until I get satisfactory answers. And I have raised such questions about the initial Special Committee’s failure to coordinate with the Audit Committee, about the need for new oversight functions and procedure, and about political contributions by Board members. Discomforting as they may be to some, I believe they are precisely how Board members add value to our company, members, and shareholders.

I tender this resignation, not with anger, but in fealty to our duty to WellCare shareholders and members. Thank you.

Very truly yours,

/s/

Regina Herzlinger

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